Exhibit 99.91

Enthusiast Gaming Announces $42 Million Bought Deal Financing

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, January 19, 2021 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is pleased to announce that the Company, along with Blue Ant Media Inc. (the “Selling Shareholder”), have entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (the “Lead Underwriter” and collectively the “Underwriters”), pursuant the Underwriters have agreed to sell, on a bought deal basis, an aggregate, 7,300,000 common shares (the “Shares”) of Enthusiast Gaming, at a price of $5.75 per Share (the “Offering Price”) for total gross proceeds of approximately $42 million.

Under the agreement, 4,850,000 Shares will be issued from treasury by Enthusiast Gaming for gross proceeds of approximately $27.9 million (the “Treasury Offering”) and an aggregate of 2,450,000 Shares will be offered by the Selling Shareholder for aggregate gross proceeds to the Selling Shareholder of approximately $14.1 million (the “Secondary Offering”, or together with the Treasury Offering, the “Offering”). The Selling Shareholder is selling approximately 13.4% of their holdings of Enthusiast Gaming, and will continue after the Offering to retain a substantial interest in the Company.

Michael MacMillan, CEO and co-founder of Blue Ant, stated “Since selling Omnia to Enthusiast late last year, we have seen first-hand a stellar management team working together to achieve substantial growth and brand recognition. We continue to be delighted by Enthusiast’s focus, resulting in a fantastic portfolio and prospects. We are selling a small portion of our position to rebalance our portfolio, but continue to be a large shareholder of Enthusiast and intend to stay involved in this remarkable business. Enthusiast continues to be the largest gaming media platform in North America and the industry only continues to grow. We are more excited today about the prospects of Enthusiast than ever before.”

In addition, the Company and the Selling Shareholder have also granted the Underwriters an over-allotment option (the “Option”) to purchase, any time up to the date that is 30 days following the closing of the Offering, up to an additional 1,095,000 Shares (representing 15% of the base Offering) at the Offering Price exercisable in whole or in part for a period of 30 days following the closing of the Offering. The Option, if exercised, will be satisfied pro rata by the Company and the Selling Shareholder. If the Option is exercised in full, the aggregate gross proceeds of the Treasury Offering and Secondary Offering will be approximately $32.1 million and $16.2 million, respectively.

The net proceeds from the Treasury Offering are expected to be used for future acquisitions, working capital and general corporate purposes. The Company will not receive any proceeds from the sale of common shares associated with the Secondary Offering.

The Offering is expected to close on or about February 10, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including approval of the TSX.

The Shares to be issued under the Offering will be offered by way of a short form prospectus in each of the Provinces of Canada (other than Quebec) under National Instrument 44-101 Short Form Prospectus Distributions and may be offered outside of Canada on a private placement basis in sales exempt from applicable prospectus and/or registration requirements. Additional details concerning the Transaction and the Offering will be contained in the short form prospectus.

The Shares of the Company, including securities offered, have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), as amended, or applicable state securities laws, and the securities offered may not be offered or sold in the United States, absent registration or an applicable exemption from registration. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Offered Shares. The offering or sale of the Offered Shares shall not be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Enthusiast Gaming

Enthusiast Gaming is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Forward Looking Information

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements relating to the size and timing of the Offering, the use of proceeds from the Offering, the future prospects and growth of the Company and its industry, and the Selling Securityholder’s holdings in the Company.”.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Eric Bernofsky

Chief Corporate Officer
press@enthusiastgaming.com